OSISKO ENTERS INTO AGREEMENT TO AMEND RENARD STREAM

(Montréal, October 2, 2018) Osisko Gold Royalties Ltd (“Osisko”) (OR: TSX & NYSE) is pleased to announce that it has entered into an amended and restated purchase and sale agreement (the “Amended Renard Streaming Agreement”) with Stornoway Diamond Corporation (“Stornoway”) in relation to the Renard Stream (as herein defined) (“Stream Amendment”). As part of the Stream Amendment, Osisko will provide Stornoway with the US$ equivalent of C$21.6 million, representing Osisko’s share of an additional up-front deposit provided to Stornoway. Certain other amendments are also being made to the existing stream structure as part of the Amended Renard Streaming Agreement.

The Stream Amendment is part of a series of financing transactions with Stornoway’s lenders and key stakeholders that provide Stornoway with greater financial and operational flexibility representing up to C$129 million in additional liquidity in the near term as the mine ramps up its operations.

Osisko will fund its share of the Stream Amendment through cash on hand, representing an outlay of C$21.6 million during the fourth quarter of 2018.

Commenting on the transaction, Sean Roosen, Chair of the Board of Directors and Chief Executive Officer of Osisko said: “We are pleased to work with Stornoway and its financial partners to provide greater financial flexibility as the Renard mine ramps up its underground operations and establishes itself as a solid diamond supplier to the marketplace”.

Benefits of the Stream Amendment

The Stream Amendment will provide Osisko with:

•	Enhanced cash operating margins on the Renard Stream in Québec, one of Osisko’s cornerstone assets;
•

Better downside protection on price and variations in the mine’s diamond size distribution, while maintaining full upside to increasing diamond prices, thus fully aligning the interests of Stornoway and the Streamers (as defined herein) with regard to diamond price appreciation and production of Incidentals (as defined herein); and

•	Better exposure to exploration upside from the Renard property.

Stream Amendment

As part of the Amended Renard Streaming Agreement, Osisko, along with Caisse de dépôt et placement du Québec, Triple Flag Mining Finance Bermuda Ltd., Albion Exploration Fund, LLC and Washington State Investment Board (collectively, the “Streamers”), which collectively own a 20% diamond stream on the Renard mine (9.6% stream attributable to Osisko) (the “Renard Stream”), will pay Stornoway the U.S. dollar equivalent of C$45 million in cash (C$21.6 million attributable to Osisko) as an additional up-front deposit to Stornoway’s subsidiary, FCDC Sales and Marketing Inc. Certain other amendments are also being made to the existing stream structure as part of the Amended Renard Streaming Agreement.

The terms of the Amended Renard Streaming Agreement provide that the Streamers shall continue to hold a 20% undivided interest (9.6% stream attributable to Osisko) in all diamonds produced from the Renard mining property for the life of the mine, however upon the completion of a sale of diamonds, the Streamers will remit to Stornoway a cash transfer payment which shall be the lesser of 40% of achieved sales price and US$40 per carat.

Previously, the Renard Stream represented an undivided interest in 20% of all diamonds produced from the first 5 project kimberlites to be mined at Renard for the life of mine, and the first 30 million carats from the property overall, with the Streamers remitting to Stornoway a cash transfer payment of US$50 per carat escalating at 1% per annum.

In addition, for the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine (“ROM”) diamonds (the excess small diamonds or “Incidentals”). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the Streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

Board Representation
Pursuant to the Stream Amendment, Stornoway has granted to the Streamers the right to nominate one member of the Stornoway board of directors as long as their collective shareholding in Stornoway remain above 5%.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 34.7% interest in Barkerville Gold Mines Ltd., an 18.2% interest in Osisko Mining Inc., a 15.7% interest in Victoria Gold Corp. and a 12.6% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward-looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. These forward-looking statements, may involve, but are not limited to the ramp-up of the Renard mine and the benefits of the Stream Amendment to Osisko. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward- looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.